UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 12, 2011, CIBT Education Group Inc. (the “Company”) issued a news release announcing that it has signed an expansion agreement with Yunnan Open University (“Yunnan OU”) formerly known as Yunnan Radio Television University, to increase the scope of the initial agreement between the parties, announced by a news release on January 25, 2011, to include the implementation of the Company’s Global Learning Center (“GLC”) platform into the joint program. Initial implementation of the GLC platform at Yunnan OU will include offering the TESOL English Teacher Certification program and Hotel and Hospitality Management training through CIBT’s subsidiaries based in Canada and China.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	April 12, 2011 News Release – "CIBT Expands Partnership with Yunnan Open University of China”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc. (Registrant)

Date: April 13, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer